Exhibit 99.1

IMMUTEP LIMITED

ABN 90 009 237 889

Appendix 4D

Half-Year Financial Report

For the Half-Year Ended

31 December 2022

(previous corresponding period: half-year ended 31 December 2021)

To be read in conjunction with the 30 June 2022 Annual Report.

In compliance with Listing Rule 4.2A.

ABN 90 009 237 889

ASX/Media Release (ASX: IMM)

24 February 2023

Appendix 4D Half-Year Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2022

Previous Reporting Period – Half-year Ended 31 December 2021

Revenues	—	—	to	—
Other Income	down	9.4%	to	2,582,728
Total revenue and other income	down	9.4%	to	2,582,728
Loss after tax attributable to members	up	26.8%	to	(20,623,250)
Net loss for the period attributable to members	up	26.8%	to	(20,623,250)

The loss after tax for the half-year ended 31 December 2022 of A$20,623,250 was higher compared to A$16,270,213 for the half-year ended 31 December 2021. The increase in loss after tax for the period ended 31 December 2022 was mainly attributable to the following:

•	an increase in R&D and intellectual property expenses of $4.3m, mainly attributable to increase of $3.8m in manufacturing costs.

The above increases in loss were offset slightly by the following:

•	corporate expenses decreased by $0.164m this reporting period which was mainly attributable to a decrease in share based payments expense.

•	increase in interest income by $0.174m due to an increase in interest rates.

Dividends (Distribution)	Amount per Security	Franked Amount per Security

Final dividend	n/a	n/a

Previous corresponding period	n/a	n/a

Record date for determining entitlements to the dividend (in the case of a trust, distribution)		n/a

Net Tangible Assets per Share (cents)*

As at 31 December 2022	7.58

As at 31 December 2021	11.37

Immutep Limited- Appendix 4D	Page 1

Contents

Directors’ Report	3

Auditor’s Independence Declaration	10

Half-Year Financial Report

Consolidated Statement of Comprehensive Income	11

Consolidated Balance Sheet	12

Consolidated Statement of Changes in Equity	13

Consolidated Statement of Cash Flows	14

Notes to the Consolidated Financial Statements	15

Directors’ Declaration	28

Independent Auditor’s Review Report to the Members	29

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2022 and any public announcements made by Immutep Limited during the half-year reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Immutep Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is at Level 33, 264 George Street, Australia Square, SYDNEY, NSW 2000. Its shares are listed on the Australian Securities Exchange (ASX) and NASDAQ Global Market (NASDAQ).

Immutep Limited- Appendix 4D	Page 2

Directors’ Report

Your directors present their report on the group consisting of Immutep Limited and the entities it controlled at the end of, or during (referred to hereafter as the “Group” or “Immutep” and or the “Company”) the half-year ended 31 December 2022.

Directors

The following persons were directors of Immutep during the whole of the half-year and up to the date of this report unless otherwise stated:

Dr Russell Howard	(Non-Executive Chairman)

Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)

Mr Marc Voigt	(Executive Director & Chief Executive Officer)

Ms Lucy Turnbull	(Non-Executive Director)

Dr Frederic Triebel	(Executive Director & Chief Scientific Officer & Chief Medical Officer: appointed as an Executive Director on 13 September 2022)

PRINCIPAL ACTIVITIES

Immutep is a globally active biotechnology company and a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients.

Immutep has more product candidates and programs focused on LAG-3 immune control mechanism than any other drug development company. Its four product candidates in development have different mechanisms of action. Immutep’s lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig). It is a first-in-class antigen presenting cell (APC) activator being explored in late-stage cancer trials. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune diseases. The Company also has two further LAG-3 products, including antibodies for immune response modulation, being developed by Immutep’s large pharmaceutical partners, and is conducting ongoing research activities for potential new candidates.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS AND ACTIVITIES

Throughout the half year and prior, Immutep has continued to progress its active trials of efti, building on the consistently compelling data reported across three key cancer indications and supporting the broad therapeutic potential of efti for non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC) and metastatic breast cancer (MBC). Immutep has received US FDA Fast Track designation for two of these indications, 1st line NSCLC and 1st line HNSCC, enabling e.g. expedited review of potential regulatory submissions.

This promising data, coupled with the large market opportunity and high unmet need for more durable and tolerable options for patients, has informed Immutep’s late-stage clinical development strategy for efti which was announced during the period. The Company has determined to focus its late-stage development efforts on 1st line NSCLC in combination with anti-PD-1 therapy. The NSCLC program (see planned late-stage trial in 1st line NSCLC) will be shaped by the maturing data from the Company’s TACTI-002 and INSIGHT-003 trials, along with feedback from regulatory authorities and other stakeholders.

Immutep will also continue to advance its late-stage programs in HNSCC (see TACTI-003 trial) and MBC (see Late-Stage Phase II/III Trial in MBC). It is also actively expanding efti into additional indications and combination therapies, with a new trial in soft tissue sarcoma and a new trial in urothelial cancer announced during the half year. This clinical development strategy strongly positions Immutep, or a potential partner, to fully exploit efti’s broad potential.

Immutep was pleased to appoint its Chief Scientific Officer and Chief Medical Officer, Professor Frédéric Triebel, M.D. Ph.D. as Executive Director on its Board in the half year, recognising his role as driving force in the strategic development of Immutep’s LAG-3 product candidates. Professor Triebel pioneered the recently validated LAG-3 field of immuno-oncology, having discovered the LAG-3 gene in his early career.

Immutep Limited- Appendix 4D	Page 3

Directors’ Report (Continued)

Immutep continues to exercise prudent cash management and remains well-funded with a cash balance of $68.38 million as at 31 December 2022. This provides a cash runway to the end of June, 2024.

Clinical Trials with Eftilagimod Alpha - Three Late-Stage Trials in Key Cancer Indications

Planned late-stage trial with Fast Track designation in 1st line NSCLC

Aligned with its strategy to advance the clinical development of efti in three key indications, Immutep progressed preparatory work for its planned late-stage registrational trial evaluating efti in combination with anti-PD-1 for the treatment of 1st line NSCLC. The trial is being designed to obtain sufficient data to support a potential application for regulatory approval for efti in this indication.

A key achievement in this strategy was the grant of Fast Track designation for this combination therapy for treatment of 1st line NSCLC by the United States Food and Drug Administration (US FDA) in October 2022. Fast Track designation offers the Company the potential for expedited development and review by the FDA. The designation was granted based on the encouraging Phase II clinical data in 1L NSCLC from the TACTI-002 all-comer trial (see page TACTI-002 section). It is the second Fast Track designation issued by the FDA for efti (the first is for 1st line HNSCC, see TACTI-003 section). In addition, the INSIGHT-003 study combining efti with anti-PD-1 and chemotherapy will help further inform our next steps in 1st line NSCLC.

Late-stage trial with Fast Track designation in 1st line HNSCC

TACTI-003 - Phase IIb

TACTI-003 is a Phase IIb multicentre, open label, randomised and controlled trial evaluating efti in combination with pembrolizumab for the treatment of 1st line HNSCC. It was granted Fast Track designation for 1st line HNSCC by the US FDA in 2021.

Initial safety data from the first 47 patients in the study was reviewed by the trial’s Independent Data Monitoring Committee (IDMC) in October 2022, with the IDMC recommending the trial continue with no modifications. The IDMC also reviewed initial efficacy data, although this was not the primary focus of the analysis. The recommendation validates Immutep’s strategy to evaluate efti in the 1st line HNSCC setting, following an encouraging Overall Response Rate (ORR) of 29.7% regardless of PD-L1 expression (a predictive biomarker for effective treatment by immune checkpoint inhibitors such as pembrolizumab) and five complete responses (CR) reported in the 2nd line HNSCC setting in TACTI-002.

A Trial in Progress poster on TACTI-003 was presented at the Society for Immunotherapy of Cancer (SITC) Annual Meeting 2022 in early November in Boston, US.

Recruitment into the trial is ongoing, with more than 50% of the planned 154 patients enrolled in December 2022 across 25 active trial sites. TACTI-003 is expected to be fully recruited by mid-2023.

Planned Late-Stage Phase II/III Trial in Metastatic Breast Cancer

For the evaluation of efti in MBC, Immutep continued engagement with regulatory authorities throughout the half year, including with the US FDA for its planned late-stage trial. In December 2022, Immutep received a positive outcome from its follow-up Type C meeting with the FDA. The Company and the FDA have agreed to an integrated Phase II/III trial design to help inform a potential Biologics License Application (a request for permission to sell a biologic product in the US).

Based on the encouraging efficacy, favourable safety and learnings from Immutep’s completed Phase IIb trial (AIPAC, which administered efti in conjunction with a standard-of-care chemotherapy on different days and ceased chemotherapy at six months), patients in the new MBC trial will receive efti and paclitaxel chemotherapy on the same day and treatment will continue until disease progression. In addition to HER2–/HR+ metastatic breast cancer, the patient population has also been expanded to include triple-negative breast cancer, an aggressive form of breast cancer with limited treatment options.

Immutep Limited- Appendix 4D	Page 4

Directors’ Report (Continued)

Subject to regulatory and ethics committee feedback, the Phase II portion of the trial is expected to begin in 1st quarter of calendar year 2023 with a safety lead in of 6 to 12 patients, followed by up to 58 patients for the randomised Phase II portion of the trial, testing also a higher dose of efti (30 mg vs 90 mg). Depending on the Phase II results, regulatory interactions and Immutep’s resources, the Phase III portion will commence.

TACTI-002 (also designated KEYNOTE-798) - Phase II

TACTI-002 is Immutep’s Phase II trial being conducted in collaboration with Merck & Co. (“MSD”). This all-comer trial in terms of PD-L1 status is evaluating the combination of efti with MSD’s KEYTRUDA® (pembrolizumab) in NSCLC in 1st and 2nd line, and in HNSCC in 2nd line (Parts A, B and C, respectively). The trial is fully recruited (189 patients).

Part A – 1st line NSCLC – Immutep reported compelling new clinical data from 114 1st line NSCLC patients via a prestigious late-breaking abstract oral presentation at the SITC Annual Meeting in November 2022. Immutep’s abstract was selected as one of just nine to be showcased at the SITC 2022 press briefing, out of more than 1,500 abstract submissions.

The results showed an ORR of 40.4% in the all-comer PD-L1 trial, meeting the primary endpoint for Part A (1st line NSCLC) of the TACTI-002 trial. The ORR improved across all PD-L1 status groups by central assessment compared with data reported at an earlier cancer conference, ASCO 2022. Additionally, the interim median Duration of Response (DoR) of 21.6 months compares favourably to historical controls.

Promising results were also reported in Part A’s secondary endpoint of interim median Progression Free Survival (PFS). Efti in combination with pembrolizumab has received Fast Track designation after achieving an overall PFS of 6.6 months along with 9.3 months in patients with a PD-L1 Tumour Proportion Score (TPS) >1%.

Part B – 2nd line PD-X Refractory NSCLC – In August 2022, Immutep reported positive interim data from patients with 2nd line PD-X-refractory NSCLC at the 2022 World Conference on Lung Cancer (WCLC 2022) in Austria. The median Overall Survival (OS) reported was 9.7 months in the all-comer PD-L1 patient population, and mOS was not yet reached in patients with PD-L1 TPS of >50%. 25% of patients were progression free at the key 6-month mark and 36.5% were alive at 18 months. Importantly, the combination treatment continues to be safe and well-tolerated. It also compares favourably to standard of care chemotherapy-based options. In total 36 patients have been recruited.

Part C 2nd line HNSCC – Encouraging antitumor activity was reported in previous reporting periods, including an ORR of 29.7% and favourable duration and depth of responses, with five Complete Responses and a minimum duration of response extended to more than 9 months across all responding patients. The responses were reported in both high and low PD-L1 expressors. In total 39 patients have been recruited.

Immutep will report updated clinical results from TACTI-002 during calendar year 2023.

Phase II trial in Soft Tissue Sarcoma

During the half year, Immutep announced further expansion of its efti clinical development pipeline into a new cancer setting with a new investigator-initiated Phase II clinical trial. This trial will be conducted in collaboration with the Maria Skłodowska-Curie National Research Institute in Poland and will evaluate efti in combination with pembrolizumab and radiotherapy, prior to surgery, in up to 40 patients with soft tissue sarcoma. The Maria Skłodowska-Curie National Research Institute of Oncology will primarily fund the study with a grant from the Polish government of € 1.5M (~A$2.2M), with Immutep providing efti at no cost.

Preparations are ongoing to commence the trial in H1 of calendar year 2023.

Institute of Clinical Cancer Research (IKF) INSIGHT Clinical Trial Platform

INSIGHT is an investigator-initiated Phase I clinical trial platform investigating efti in different combination treatments. INSIGHT consists of five different arms from strata A to E, with active arms outlined below. The trial is being conducted by the Institute of Clinical Cancer Research (IKF) at Northwest Hospital, Frankfurt, Germany.

Immutep Limited- Appendix 4D	Page 5

Directors’ Report (Continued)

INSIGHT-003 (Stratum C) - Phase I triple combination with standard-of-care anti-PD-1 therapy and chemotherapy

First interim data from the INSIGHT-003 clinical trial was reported in a poster presentation at the SITC Annual Meeting 2022 in November 2022. The data included initial efficacy results from the 11 of the 14 patients with metastatic NSCLC adenocarcinomas, along with safety data on all 14 patients. The data shows the triple combination approach is well-tolerated and provides promising early signals of therapeutic activity with an ORR of 72.7% (8/11) and a Disease Control Rate (DCR) of 90.9% (10/11). The trial reached its enrolment target of 20 patients with 1L NSCLC following the close of the period, in February 2023.

INSIGHT-005 (Stratum E) - New Phase I trial with Merck KGaA, Darmstadt, Germany, and Pfizer

Immutep entered into a new Clinical Trial Collaboration and Supply Agreement with large pharma partners, Merck KGaA, Darmstadt, Germany and Pfizer, during the half year. It is the second agreement Immutep has signed with Merck KGaA and Pfizer and builds on the encouraging clinical data reported from the completed INSIGHT-004 study of efti and avelumab (BAVENCIO®) in multiple solid tumour indications.

The collaboration enables a new Phase I clinical study of efti and avelumab in patients with urothelial cancer that will be conducted under the INSIGHT platform. Under the Agreement, Immutep and Merck KGaA will jointly fund the study, which is expected to start in mid-2023.

EOC Pharma - Phase II (China)

Immutep’s Chinese development partner for efti, EOC Pharma, is continuing to progress it’s plans for the development of efti (designated EOC202) in China.

EOC holds the exclusive development and commercialisation rights of efti in China, Hong Kong, Macau and Taiwan. These rights are retained by Immutep in all other territories.

Commercial Scale Achieved in Manufacturing of Efti

Immutep successfully scaled-up the manufacturing process for efti during the half year, with the completion of its first 2,000L manufacturing run by the Company’s manufacturing partner, WuXi Biologics. This large-scale manufacturing capability is a significant achievement and subject to feedback from competent authorities, Immutep plans to introduce the material manufactured into ongoing and future Phase II/III clinical trials.

This represents an important step towards potential commercial production of efti and supports Immutep’s potential registrational trials of efti in multiple indications.

Preclinical Research & Development

IMP761

Immutep continued to progress the preclinical development steps for its autoimmune disease candidate, IMP761, including successfully establishing a GMP-compliant manufacturing process for IMP761. The 200L scale manufacturing process was developed by the Company’s manufacturing partner, Northway Biotech and will provide supply of IMP761 for Investigational New Drug (IND)-enabling studies and clinical trials.

IMP761 is Immutep’s immunosuppressive agonist antibody to LAG-3 which will be tested to treat the causes of autoimmune diseases, such as inflammatory bowel disease, rheumatoid arthritis, and multiple sclerosis, rather than merely treating the symptoms.

Out-licensed Programs

Novartis - Ieramilimab

Novartis is Immutep’s partner for the development of ieramilimab (Novartis code: LAG525), a humanised LAG-3 antagonist antibody derived from Immutep’s IMP701 antibody.

Immutep Limited- Appendix 4D	Page 6

Directors’ Report (Continued)

Novartis continues to evaluate ieramilimab in clinical trials in multiple cancer indications in combination with its PD-1 inhibitor, spartalizumab.

GlaxoSmithKline (GSK) - IMP731

GSK is Immutep’s partner for GSK2831781, a LAG-3 depleting antibody derived from Immutep’s IMP731 antibody.

Immutep’s exclusive license with GSK remains in place for GSK2831781 while the pharma company determines their options for this program.

LabCorp

Laboratory Corporation of America Holdings, known as LabCorp (NYSE: LH), is Immutep’s US-based collaboration partner for the development of immuno-oncology products or services, a field of growing importance since the validation of the first LAG-3 product. Immutep was selected by LabCorp for its in-depth LAG-3 expertise and knowledge.

Beyond its initial fees from LabCorp, Immutep may be eligible to receive further revenues from commercial milestones under its Licence and Collaboration Agreement with LabCorp as the collaboration progresses.

Strengthening Intellectual Property

Immutep continued to build its intellectual property portfolio throughout the half year and was granted five new patents for efti and two patents for IMP761 and IMP731.

Eftilagimod Alpha

Two patents, filed as divisional applications, were granted by the Japanese and South Korean Patent Offices, respectively. These patents protect combination preparations comprising efti and a chemotherapy agent which is oxaliplatin, carboplatin, or topotecan. They follow the grant of the Japanese parent patent and corresponding patents in the United States, Europe, China and Australia, as announced in 2019 through 2021.

The Company was granted another patent by the South Korean Patent Office relating to a potency assay for release testing of efti. The assay is used in Immutep’s commercial-scale (2,000L) manufacturing process.

Immutep was also granted another patent by the Japanese Patent Office directed to combined therapeutic preparations comprising efti and an anti-PD-(L)1 antibody, and methods of use in the treatment of cancer and infection. Additionally, the Russian Patent Office granted a similar patent directed to combined therapeutic preparations comprising efti and an anti-PD-(L)1 antibody. These new patents in Japan and Russia build on corresponding patents granted in Australia, Europe, United States and China, as announced in 2018 through 2022.

IMP731

Immutep was granted a new patent by the Chinese Patent Office protecting IMP731 in the territory of mainland China. The patent is co-owned by Immutep with the French Institute of Health and Medical Research (INSERM) and exclusively licensed to GSK, Immutep’s development partner for IMP731.

IMP761

Immutep was granted a new patent by the Japanese Patent Office protecting IMP761, pharmaceutical compositions comprising IMP761, and the use of the compositions in the treatment of T-cell mediated inflammatory and autoimmune diseases. It follows the grant of a similar European patent announced in October 2020.

Immutep Limited- Appendix 4D	Page 7

Directors’ Report (Continued)

Financial Performance

During the current half-year reporting period, total revenue and other income decreased from A$2.85 million to A$2.58 million. This was mainly as a result of a decrease of A$400k in grant income which was partly offset by an increase of A$174k in interest income.

Immutep recognised A$1.66 million of grant income of which A$1.17 million was attributable to the Company’s French subsidiary which receives grant from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted during the reporting period. Approximately A$484k was recognized in the parent entity from the Australian Federal Government’s R&D tax incentive program, which was provided mainly in respect of expenditure incurred on eligible research and development activities conducted in the reporting period for the TACTI-002 and TACTI-003 trials. Total grant income in the current half-year reporting period is A$1.66 million compared to A$2.06 million in the half year ended 31 December 2021.

Interest income increased from A$130K to A$304k in the current half-year reporting period mainly due to the increase in interest rate.

Research and development and intellectual property expenses increased from A$14.63 million in the half-year ended 31 December 2021 to A$18.97 million in the current half-year reporting period. The increase is mainly attributable to an increase of A$3.80 million in manufacturing costs.

Whilst clinical trial costs related to TACTI-002 declined significantly, clinical trial costs relating to TACTI-003 rose substantially.

Corporate administrative expenses for the current half-year reporting period were A$4.13 million compared to A$4.30 million in the previous comparative period. This was mainly as a result of a decrease in share-based payment expenses.

The loss after tax for the half-year ended 31 December 2022 of A$20,623,250 was higher compared to A$16,270,213 for half-year ended 31 December 2021. This increase was mainly attributable to increase in manufacturing activities and clinical trial activities undertaken during the half year period.

In the half-year ended 31 December 2022, the Company recognized a non-cash gain of A$132K from the net change in fair value of warrants, whilst in half-year ended 31 December 2021 a gain of A$185k in the net change in fair value of warrants was recognized.

Outlook

With a clear clinical development strategy for efti based on compelling data from across three key cancers, and an expanding pipeline of trials in new indications such as soft tissue sarcoma, Immutep is strongly positioned to fully exploit efti’s potential.

We look forward to building on the promising clinical results reported with further data from our TACTI-002 trial and our late-stage TACTI-003 study in 1st line HNSCC in calendar year 2023, as well as potentially commencing new late-stage trials in 1st line NSCLC and MBC.

Immutep Limited- Appendix 4D	Page 8

Directors’ Report (Continued)

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 10. This report is made in accordance with a resolution of directors.

Yours sincerely,

Mr Marc Voigt
CEO and Executive Director

Immutep Limited 24 February 2023

Immutep Limited- Appendix 4D	Page 9

Auditor’s Independence Declaration

As lead auditor for the review of lmmutep Limited for the half-year ended 31 December 2022, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review, and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of lmmutep Limited and the entities it controlled during the period.

Jason Hayes
Partner	Sydney
PricewaterhouseCoopers	24 February 2023

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Immutep Limited- Appendix 4D	Page 10

Consolidated Statement of Comprehensive Income

For the Half-year Ended 31 December 2022

		31 December 2022	31 December 2021
	Note	A$	A$
REVENUE
License revenue		—	—
OTHER INCOME
Research material sales		24,004	21,408
Grant income		1,661,530	2,061,145
Net gain on foreign exchange		461,609	454,823
Interest income		303,689	129,841
Net gain on fair value movement of warrants	10	131,896	184,528

Total revenue and other income		2,582,728	2,851,745
EXPENSES
Research and development and intellectual property expenses		(18,973,792)	(14,629,169)
Corporate administrative expenses		(4,132,794)	(4,296,580)
Net change in fair value of convertible note	11	(84,405)	(188,967)
Finance costs		(14,987)	(7,208)

Loss before income tax		(20,623,250)	(16,270,179)

Income tax expense		—	(34)

Loss for the half-year		(20,623,250)	(16,270,213)

Other Comprehensive income/ (loss)
Exchange differences on the translation of foreign operations		1,606,274	(497,992)

Other comprehensive income / (loss) for the half-year, net of income tax		1,606,274	(497,992)

Total comprehensive loss for the half-year		(19,016,976)	(16,768,205)

Loss is attributable to:
Owners of Immutep Limited		(20,623,250)	(16,270,213)

Total comprehensive loss is attributable to:
Owners of Immutep Limited		(19,016,976)	(16,768,205)

Loss per share for loss attributable to the ordinary equity holders of the company:		Cents	Cents
Basic and diluted loss per share		(2.36)	(1.94)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 11

Consolidated Balance Sheet

As at 31 December 2022

		31 December 2022	30 June 2022
	Note	A$	A$
ASSETS
Current assets
Cash and cash equivalents	5	68,375,941	79,995,129
Current receivables	6	4,994,385	8,373,607
Other current assets	7	1,847,188	2,443,004

Total current assets		75,217,514	90,811,740

Non-current assets
Plant and equipment	8	96,009	37,933
Intangibles	9	10,005,435	10,554,070
Right of use assets		176,768	270,147
Other non-current assets		513,578	495,660

Total non-current assets		10,791,790	11,357,810

Total assets		86,009,304	102,169,550

LIABILITIES
Current liabilities
Trade and other payables		7,863,465	5,752,188
Employee benefits		381,548	357,029
Warrant liability	10	—	131,896
Lease liability		136,756	173,377

Total current liabilities		8,381,769	6,414,490

Non-current liabilities
Convertible note liability	11	780,803	1,452,950
Employee benefits		122,385	117,252
Lease liability		35,097	107,492
Deferred tax liability		—	—

Total non-current liabilities		938,285	1,677,694

Total liabilities		9,320,054	8,092,184

Net assets		76,689,250	94,077,366

EQUITY
Contributed equity	12	370,334,456	367,407,757
Reserves	13	27,012,228	29,004,818
Accumulated losses		(320,657,434)	(302,335,209)

Equity attributable to the owners of Immutep Limited		76,689,250	94,077,366

Total equity		76,689,250	94,077,366

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 12

Consolidated Statement of Changes in Equity

For the Half-year Ended 31 December 2022

	Issued Capital A$	Reserves A$	Accumulated Losses A$	Total A$
Balance at 1 July 2021	313,422,305	34,491,526	(274,642,220)	73,271,611
Loss for the half-year	—	—	(16,270,213)	(16,270,213)
Other comprehensive income	—	(497,992)	—	(497,992)

Total comprehensive income/(loss) for the half-year	—	(497,992)	(16,270,213)	(16,768,205)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction costs	51,053,411	—	—	51,053,411
Employee Share based payments	—	1,323,706	—	1,323,706
Exercise of vested performance rights	872,250	(872,250)	—	—

Balance at 31 December 2021	365,347,966	34,444,990	(290,912,433)	108,880,523

Balance at 1 July 2022	367,407,757	29,004,818	(302,335,209)	94,077,366
Loss for the half-year	—	—	(20,623,250)	(20,623,250)
Other comprehensive income	—	1,606,274	—	1,606,274

Total comprehensive income/(loss) for the half-year	—	1,606,274	(20,623,250)	(19,016,976)

Transactions with owners in their capacity as owners:
Conversion of convertible notes	1,045,011	(2,589,486)	2,301,025	756,550
Employee Share based payments	—	872,310	—	872,310
Exercise of vested performance rights	1,881,688	(1,881,688)	—	—

Balance at 31 December 2022	370,334,456	27,012,228	(320,657,434)	76,689,250

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 13

Consolidated Statement of Cash Flows

For the Half-year Ended 31 December 2022

		31 December 2022	31 December 2021
	Note	A$	A$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)		(15,901,129)	(15,351,734)
Grant income received		3,655,807	3,373,975
Research material sales received		40,883	69,166
Interest received		302,762	129,961
Payment for interest on leases		(14,748)	(10,764)
Advance from customers		—	—
Tax paid		—	(34)

NET CASH OUTFLOWS FROM OPERATING ACTIVITIES		(11,916,425)	(11,789,430)

CASH FLOWS RELATED TO INVESTING ACTIVITIES*
Payments for plant and equipment		(75,407)	(4,437)
Refund of security deposit		16,201	—

NET CASH OUTFLOWS IN INVESTING ACTIVITIES		(59,206)	(4,437)

CASH FLOWS RELATED TO FINANCING ACTIVITIES*
Principal elements of lease payments		(114,182)	(97,420)
Prepayment of lease obligation		—	(25,327)
Proceeds from issues of shares		—	52,975,330
Share issue transaction costs		—	(2,427,155)

NET CASH INFLOWS FROM FINANCING ACTIVITIES		(114,182)	50,425,428

NET INCREASE IN CASH AND CASH EQUIVALENTS		(12,089,813)	38,631,561
Effect on exchange rate on cash and cash equivalents		470,625	431,203
Cash and cash equivalents at the beginning of the half-year		79,995,129	60,593,191

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF-YEAR	5	68,375,941	99,655,955

*	Non-cash investing and financing activities relate to the following:

•	Fair value movement of convertible notes disclosed in Note 11 to the financial statements.

•	Fair value movement of US warrant liability disclosed in Note 10 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in in Note 12 to the financial statements.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 14

Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

a) Basis of Preparation

The half-year consolidated financial statements is a general purpose financial report for the half-year ended 31 December 2022 has been prepared in accordance with Australian Accounting Standard AASB 134: Interim Financial Reporting, and the Corporations Act 2001.

The half-year report does not include all the notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Immutep as the annual report.

Accordingly, it is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2022 and any public announcements made by Immutep Limited during the half-year in accordance with continuous disclosure requirements of the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period, except for the adoption of new and amended standards as set out below.

New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

2. Liquidity

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 31 December 2022, the Group holds cash and cash equivalents of $68,375,941 (30 June 2022: $99,655,955).

In line with the Group’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view there is no material uncertainty, and the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of future funding initiatives such as potential business development opportunities, capital raising initiatives, and the control of variable spending on research and development activities of the Group.

3. Dividends

The Group resolved not to declare any dividends in the half-year ended 31 December 2022.

Immutep Limited- Appendix 4D	Page 15

Notes to the Consolidated Financial Statements (continued)

4. Segment Reporting

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Timing of revenue recognition continues to be for license revenue and other income at point in time except for interest income which is recognised over time.

Operating segment information

31 December 2022	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other Income
Grant income	1,661,530	—	1,661,530
Interest income	—	303,689	303,689
Research material sales	24,004	—	24,004
Net gain on foreign exchange	—	461,609	461,609
Net gain on fair value movement of warrants	—	131,896	131,896

Total revenue and other income	1,685,534	897,194	2,582,728

Result
Segment result	(21,436,039)	812,789	(20,623,250)

Loss before income tax expense	(21,436,039)	812,789	(20,623,250)

Income tax expense			—

Loss after income tax expense			(20,623,250)

Total segment assets	86,009,304	—	86,009,304

Total segment liabilities	9,320,055	—	9,320,055

31 December 2021	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other Income
Grant income	2,061,145	—	2,061,145
Interest income	—	129,841	129,841
Research material sales	21,408	—	21,408
Net gain on foreign exchange	—	454,823	454,823
Net gain on fair value movement of warrants	—	184,528	184,528

Total revenue and other income	2,082,553	769,192	2,851,745

Result
Segment result	(16,850,404)	580,225	(16,270,179)

Loss before income tax expense	(16,850,404)	580,225	(16,270,179)

Income tax expense			(34)

Loss after income tax expense			(16,270,213)

Total segment assets	120,207,148	—	120,207,148

Total segment liabilities	11,326,625	—	11,326,625

Immutep Limited- Appendix 4D	Page 16

Notes to the Consolidated Financial Statements (continued)

5. Cash and cash equivalents

	31 December 2022	30 June 2022
	A$	A$
Cash on hand	159	74
Cash in bank	68,073,428	79,693,054
Cash on short term deposit	302,354	302,001

	68,375,941	79,995,129

The above cash and cash equivalents are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 3.1% (30 June 2022—0% to 1.15%).

6. Current Receivables

	31 December 2022	30 June 2022
	A$	A$
GST and VAT receivables	731,197	2,088,394
Receivable for grant income	4,262,521	6,267,855
Accounts receivables	667	17,358

	4,994,385	8,373,607

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2022.

7. Other current assets

	31 December 2022	30 June 2022
	A$	A$
Prepayments	1,794,530	2,377,901
Security deposit	51,638	65,060
Accrued income	1,020	43

	1,847,188	2,443,004

*	Prepayments are in relation to prepaid insurance and deposits paid to organisations involved in the clinical trials.

Immutep Limited- Appendix 4D	Page 17

Notes to the Consolidated Financial Statements (continued)

8. Non-current assets - Plant and Equipment

	Plant and Equipment A$	Computer A$	Furniture and fittings A$	Total A$
At 1 July 2021
Cost	549,961	98,985	21,552	670,498
Accumulated depreciation	(534,040)	(76,825)	(18,742)	(629,607)

Net book amount	15,921	22,160	2,810	40,891

Year ended 30 June 2022
Opening net book amount	15,921	22,160	2,810	40,891
Exchange differences	(504)	(458)	(54)	(1,016)
Additions	2,343	14,671	5,900	22,914
Disposal	—	—	—	—
Depreciation charge	(7,703)	(14,112)	(3,041)	(24,856)

Closing net book amount	10,057	22,261	5,615	37,933

At 1 July 2022
Cost	535,749	108,827	26,350	670,926
Accumulated depreciation	(525,692)	(86,566)	(20,735)	(632,993)

Net book amount	10,057	22,261	5,615	37,933

Half-year ended 31 December 2022
Opening net book amount	10,057	22,261	5,615	37,933
Exchange differences	327	676	196	1,199
Additions	57,760	13,538	4,109	75,407
Disposal	—	(2,587)	—	(2,587)
Depreciation charge	(7,715)	(6,537)	(1,691)	(15,943)

Closing net book amount	60,429	27,351	8,229	96,009

At 31 December 2022
Cost	607,654	124,410	32,323	764,387
Accumulated depreciation	(547,225)	(97,059)	(24,094)	(668,378)

Net book amount	60,429	27,351	8,229	96,009

Immutep Limited- Appendix 4D	Page 18

Notes to the Consolidated Financial Statements (continued)

9. Non-current assets – intangibles

	Patents	Intellectual Property	Goodwill	Total
	A$	A$	A$	A$
At 1 July 2021
Cost	1,915,671	24,880,102	109,962	26,905,735
Accumulated amortisation	(1,915,671)	(12,142,816)	—	(14,058,487)

Net book amount	—	12,737,286	109,962	12,847,248

Year ended 30 June 2022
Opening net book amount	—	12,737,286	109,962	12,847,248
Exchange differences	—	(478,979)	—	(478,979)
Amortisation charge	—	(1,814,199)	—	(1,814,199)

Closing net book amount	—	10,444,108	109,962	10,554,070

At 1 July 2022
Cost	1,915,671	23,864,364	109,962	25,889,997
Accumulated amortisation	(1,915,671)	(13,420,256)	—	(15,335,927)

Net book amount	—	10,444,108	109,962	10,554,070

Half-year ended 31 December 2022
Opening net book amount	—	10,444,108	109,962	10,554,070
Exchange differences	—	370,617	—	370,617
Amortisation charge	—	(919,252)	—	(919,252)

Closing net book amount	—	9,895,473	109,962	10,005,435

At 31 December 2022
Cost	1,915,671	24,727,057	109,962	26,752,690
Accumulated amortisation	(1,915,671)	(14,831,584)	—	(16,747,255)

Net book amount	—	9,895,473	109,962	10,005,435

Amortisation methods and useful lives

The Group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

• Patents, trademark and licenses 13-21 years

• Intellectual property assets 13-14 years

10. Current liabilities – US warrants

	31 December 2022	30 June 2022
	A$	A$
Opening balance	131,896	722,966
Fair value movements	(131,896)	(591,070)
Exercising of warrants	—	—

Closing Balance	—	131,896

Immutep Limited- Appendix 4D	Page 19

Notes to the Consolidated Financial Statements (continued)

10. Current liabilities – US warrants (continued)

In July 2017, the Group completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the Group to issue American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants were issued with an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. In December 2020, 1,158,981 of these warrants were exercised at US$2.49 each and in June 2021, 188,230 warrants were exercised at US$2.49 each, hence 206,507 of these warrants remained at 31 December 2022. Subsequent to the reporting period, the remaining 206,507 warrants lapsed on 5 January 2023.

In December 2018, the Group completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$7,328,509. In this private placement, the Group agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs. The warrants were issued with an exercise price of US$2.50 per ADS. The Warrants were able to be exercised in whole or in part at any time or times up until the Warrant Expiry Date of 12 February 2022. The warrants did not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. In December 2020, 2,080,000 of these warrants were exercised at US$2.49 each, hence none of these warrants remain as at 31 December 2022.

Both US warrant issues represent a written option to exchange a fixed number of the Group’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is thus classified as a derivative financial liability in accordance with AASB 132 – Financial Instruments. The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. Capital raising costs have been allocated proportionately between issued capital and the US warrant issues in accordance with their relative fair values.

The 10 for 1 share consolidation in November 2019 did not change the number of US warrants nor the exercise price of those warrants as the American Depository Receipt (ADR) ratio was also changed from 1 ADS representing 100 shares to 1 ADS representing 10 shares. The effective date of the change was 5 November 2019.

However, under the anti-dilution clause of share purchase agreements, the exercise price was adjusted due to the entitlement offer the Group conducted in August 2019. As a result, the exercise price for the remaining warrants is now US$2.49.

Immutep Limited- Appendix 4D	Page 20

Notes to the Consolidated Financial Statements (continued)

10. Current liabilities – US warrants (continued)

Fair value of warrants

The warrants granted are not traded in an active market and the fair value has thus been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants are included above. The following assumptions were based on observable market conditions that existed at the issue date and at 31 December 2022:

July 2017 warrants

Assumption	At issue date	At 31 December 2022	Rationale
Historic volatility	58.0%	72.3%	Based on 12-month historical volatility data for the Company

Exercise price	US$2.50	US$2.49	As per subscription agreement

Share price	US$2.17	US$1.75	Closing share price on valuation date from external market source

Risk-free interest rate	1.93%	4.02%	Based on the US Government securities yields which match the term of the warrant

Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history

Fair value per warrant	US$1.0716 A$1.3962	US$nil A$nil	Determined using Black-Scholes models with the inputs above

Fair value	A$2,755,375	A$nil	Fair value of 1,973,251 warrants as at issue date and fair value of 206,507 warrants as at 31 December 2022

*	Exercising price has been adjusted as per anti-dilution clause in the share purchase agreement.

11. Non-Current liabilities – convertible note

	31 December 2022	30 June 2022
	A$	A$
Convertible note at fair value at beginning of reporting period	1,452,950	2,526,870
Net change in fair value	84,405	324,736
Transfer to contributed equity on conversion of Convertible notes	(461,805)	(893,379)
Transfer to accumulated losses on conversion of Convertible notes	(294,747)	(505,277)

Convertible note at fair value at end of reporting period	780,803	1,452,950

On 11 May 2015, the Group entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Group for cash consideration totaling A$13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

Immutep Limited- Appendix 4D	Page 21

Notes to the Consolidated Financial Statements (continued)

11. Non-Current liabilities - convertible note (continued)

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

Details of the warrants granted together with the convertible note at initial recognition date were as follows:

•	8,475,995 warrants were granted with an exercise price of A$0.025 per share exercisable on or before 4 August 2025.

•	371,445,231 warrants were granted with an exercise price of A$0.0237 per share exercisable on or before 4 August 2020.

As a result of the 10 for 1 share consolidation in November 2019, the above cited warrants were restated in accordance with the subscription agreement. The exercise prices were also adjusted for the pro-rata Entitlement Offer in August 2019 under the anti-dilution provisions of the warrant terms.

The warrant expiry dates remained unchanged. The restated terms were as follows:

•	847,600 warrants with an exercise price of A$0.248 per share

•	37,144,524 warrants with an exercise price of A$0.235 per share

37,144,524 warrants with an exercise price of A$0.235 per share lapsed unexercised on 4 August 2020. None of the other warrants specified above have been exercised since initial recognition up to 31 December 2022.

All remaining warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data

Share price	A$0.051	Closing market share price on 31 July 2015

Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note

Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company

Dividend yield	0.0%	Based on the Company’s nil dividend history

Immutep Limited- Appendix 4D	Page 22

Notes to the Consolidated Financial Statements (continued)

11. Non-Current liabilities - convertible note (continued)

The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

After initial recognition, there were five subsequent conversions of convertible notes in total as follows and of which one conversion happened during the half year ended 31 December 2022:

•	Conversion of 3,437,707 convertible notes on 18 March 2021 (25%)

•	Conversion of 3,437,707 convertible notes on 14 May 2021 (25%)

•	Conversion of 3,437,707 convertible notes on 7 June 2021 (25%)

•	Conversion of 1,718,853 convertible notes on 14 March 2022 (12.5%)

•	Conversion of 859,427 convertible notes on 14 October 2022 (6.25%)

859,427 convertible notes (i.e. 6.25% of the initial convertible notes) remain outstanding as at 31 December 2022, each with a face value of A$1.00. The liability component of the convertible note has been measured at fair value as required by AASB 2 – Share-based Payments.

	Convertible Note – Liability	Conversion Feature - Equity
	A$	A$
Fair value at issuance	4,419,531	41,431,774
Accumulated fair value movements	5,950,682	—
Conversion to ordinary shares	(9,589,410)	(38,842,288)

Balance at 31 December 2022	780,803	2,589,486

Immutep Limited- Appendix 4D	Page 23

Notes to the Consolidated Financial Statements (continued)

12. Equity – Contributed

		31 December 2022	30 June 2022
	Note	A$	A$
Issued and Paid-Up Capital
Fully paid ordinary shares	12(a)	360,672,502	357,745,803
Options over fully paid ordinary shares		9,661,954	9,661,954

Total Issued Capital		370,334,456	367,407,757

(a) Ordinary shares

		31 December 2022		30 June 2022
	Note	No.	A$	No.	A$
At the beginning of reporting period		866,239,815	357,745,803	748,152,935	303,760,351
Shares issued during the year		—	—	102,769,866	53,440,330
Transaction costs relating to share issues	12(b)	—	—	—	(2,386,919)
Exercise of performance rights - (shares issued during the year)	12(b)	6,908,380	1,881,688	3,200,000	872,250
Conversion of Convertible Notes (shares issued during the period)	12(b)	6,147,431	1,045,011	12,117,014	2,059,791

At reporting date		879,295,626	360,672,502	866,239,815	357,745,803

(b) Shares issued

31 December 2022 details	Number of shares	Issue price A$	Total A$
Exercise of performance rights (shares issued during the period)	6,908,380	0.27	1,881,688
Convertible Notes exercised	6,147,431	0.17	1,045,011

	13,055,811		2,926,699

30 June 2022 details	Number of shares	Issue price A$	Total A$
Shares issued under Securities Purchase Plan	13,799,149	0.52	7,175,557
Share placement July 2021	88,970,717	0.52	46,264,773
Performance rights exercised (transfer from share-based payment reserve)	3,200,000	0.27	872,250
Convertible Notes exercised	12,117,014	0.17	2,059,791

	118,086,880		56,372,371

Immutep Limited- Appendix 4D	Page 24

Notes to the Consolidated Financial Statements (continued)

13. Equity – Reserves and accumulated losses

	31 December 2022	30 June 2022
	$	$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	2,589,486	5,178,972
Foreign currency translation reserve	1,858,279	252,005
Share-based payments reserve	3,448,258	4,457,636

	27,012,228	29,004,818

Movements in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205

Movements in conversion feature of convertible note reserve
Opening balance	5,178,972	10,357,944
Transfer to accumulated losses on conversion of Convertible Notes	(2,006,280)	(4,012,560)
Transfer to contributed equity on conversion of Convertible Notes	(583,206)	(1,166,412)

Ending balance	2,589,486	5,178,972

Movements in foreign currency translation reserve were as follows:
Opening balance	252,005	1,174,332
Currency translation differences arising during the half-year	1,606,274	(922,327)

Ending balance	1,858,279	252,005

Movements in share-based payments reserve were as follows:
Opening balance	4,457,636	3,843,045
Options and performance rights expensed during the half-year	872,310	1,486,841
Exercise of vested performance rights transferred to contributed equity	(1,881,688)	(872,250)

Ending balance	3,448,258	4,457,636

(b) Accumulated losses
Movements in accumulated losses were as follows:
Opening balance	(302,335,209)	(274,642,220)
Net loss for the half-year	(20,623,250)	(32,210,826)
Conversion of Convertible Notes	2,301,025	4,517,837

Ending balance	(320,657,434)	(302,335,209)

Immutep Limited- Appendix 4D	Page 25

Notes to the Consolidated Financial Statements (continued)

14. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities, and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2022%	31 December 2021%
Immutep Australia Pty Ltd	Australia	Ordinary	100%	100%
Immutep IP Pty Ltd	Australia	Ordinary	100%	100%
Immutep GmbH	Germany	Ordinary	100%	100%
Immutep US Inc	USA	Ordinary	100%	100%
PRR Middle East FZLLC	UAE	Ordinary	100%	100%
Immutep S.A.S	France	Ordinary	100%	100%

15. Contingent Liabilities

There were no material contingent liabilities at 31 December 2022.

16. Events Occurring After the Balance Sheet Date

No matter or circumstance has arisen since 31 December 2022 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations or the Group’s state of affairs in future financial years.

17. Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(i) Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2022 and 30 June 2022 on a recurring basis:

At 31 December 2022	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Liabilities
Convertible note liability	—	—	780,803	780,803
Warrant liability	—	—	—	—

Total liabilities	—	—	780,803	780,803

At 30 June 2022	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Liabilities
Convertible note liability	—	—	1,452,950	1,452,950
Warrant liability	—	131,895	—	131,895

Total liabilities	—	131,895	1,452,950	1,584,845

(ii) Valuation techniques used to determine fair values

Level 1:

The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Immutep Limited- Appendix 4D	Page 26

Notes to the Consolidated Financial Statements (continued)

17. Fair value measurement of financial instruments (continued)

Level 2:

The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3:	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis

(iii) Fair value measurements using valuation techniques

•	There are no financial instruments as at 31 December 2022 and 30 June 2022 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 10 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 11 for details of fair value measurement

(iv) Valuation inputs and relationships to fair value

For US warrant valuation inputs under Level 2, please refer to Note 10.

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 31 December 2022 A$	Unobservable inputs	Range of inputs
Convertible note	780,803	Face value Interest rate of note Risk adjusted interest rate	859,427 3.0 15.0	% %

(v) Valuation inputs and relationships to fair value

The convertible note was valued using a discounted cashflow model.

Immutep Limited- Appendix 4D	Page 27

Directors’ Declaration

The Directors of the company declare that:

a)	The financial statements and notes, as set out on pages 11 to 27 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the group’s financial position as at 31 December 2022 and of its performance for the half-year ended on that date.

b)	there are reasonable grounds to believe that Immutep Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Marc Voigt

CEO and Executive Director

Immutep Limited

24 February 2023

Immutep Limited- Appendix 4D	Page 28

Independent auditor’s review report to the members of lmmutep Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of lmmutep Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated balance sheet as at 31 December 2022, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, significant accounting policies and explanatory notes and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of lmmutep Limited does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2022 and of its performance for the half-year ended on that date

2	complying with Accounting Standard AASB 134 lnterim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the lndependent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999

Liability limited by a scheme approved under Professional Standards Legislation.

Immutep Limited- Appendix 4D	Page 29

Auditor’s responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2022 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 lnterim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant that might be identified in an audit. Accordingly, we do not express an audit opinion

PricewaterhouseCoopers

Jason Hayes	Sydney
Partner	24 February 2023

Immutep Limited- Appendix 4D	Page 30